JP Energy Partners LP

600 East Las Colinas Blvd, Suite 2000

Irving, Texas 75039

February 13, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attn:                    H. Roger Schwall

Division of Corporation Finance

Re:                             JP Energy Partners LP
Confidential Draft Registration Statement on Form S-1
Submitted July 3, 2013
CIK No. 1523404

Dear Mr. Schwall:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), JP Energy Partners LP (the “Partnership”), acting through its general partner, JP Energy GP II LLC, hereby applies for the immediate withdrawal of the above-referenced draft Registration Statement, which was confidentially submitted to the Securities and Exchange Commission (the “Commission”) on July 3, 2013.

The Registration Statement was filed in connection with the proposed initial public offering by the Partnership of its common units representing limited partner interests.  In light of current public market conditions and recent developments in the business, the Partnership has determined not to proceed with the offering described in the Registration Statement at this time.  The Partnership hereby confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.  Furthermore, the Registration Statement was not declared effective by the Commission.

Please do not hesitate to call the undersigned at (972) 444-0300 or Ryan Maierson of Latham & Watkins LLP at (713) 546-7420 with any questions you may have regarding this matter.

Very truly yours,

JP ENERGY PARTNERS LP

By:	JP Energy GP II LLC, its general partner

By:	/s/ J. Patrick Barley
J. Patrick Barley
President and Chief Executive Officer

Cc:                             Norman von Holtzendorff, Securities and Exchange Commission
Ryan J. Maierson, Latham & Watkins LLP